

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.



05040583

VF 3-23-05 ER

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PNC Capital Markets, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

249 Fifth Avenue
(No. and Street)

Pittsburgh	**PA**	**15222**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson — **412-762-6348**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2500 One PPG Place	**Pittsburgh**	**PA**	**15222**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

County of Allegheny
Commonwealth of PA

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Capital Markets, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Notarial Seal
Joy A. Damico, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires October 7, 2006
Member, Pennsylvania Association Of Notaries

Signature

Vice President and Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2005
WASH., D.C.
213
SECTION

PNC Capital Markets, Inc.

Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934

Statement of Financial Condition as of December 31, 2004, Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

PNC CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
PNC Capital Markets, Inc.
Pittsburgh, PA

We have audited the accompanying statement of financial condition of PNC Capital Markets, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



February 25, 2005

PNC CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

ASSETS:	
Cash and cash equivalents	$ 5,396
Receivables from brokers, dealers and clearing organizations	7,383
Other receivables	835
Securities owned—at market value:	
U.S. government	12,566
State and municipal	115,853
Securities purchased under agreements to resell	10,939
Other assets	6,475
TOTAL	$ 159,447

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Short-term borrowings	$ 41,000
Subordinated liability	62,689
Securities sold under agreements to repurchase	11,629
Securities sold not yet purchased—at market value	10,910
Payables to brokers, dealers and clearing organizations	1,139
Deferred revenue	6,041
Other liabilities	16,906
Total liabilities	150,314
SHAREHOLDER'S EQUITY:	
Common stock, par value $100 per share—authorized 1,000 shares, issued and outstanding 100 shares	10
Additional paid-in capital	495
Retained earnings	8,628
Total shareholder's equity	9,133
TOTAL	$ 159,447

See notes to statement of financial condition.

1. ORGANIZATION

PNC Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results will differ from such estimates, and such differences may be material to the statement of financial condition.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Securities Transactions—Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2004, the Company had purchased securities with a fair value of approximately $10.9 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

Securities Valuation—U.S. government, state and municipal, other debt and equity securities, futures contracts, and securities sold, not yet purchased are stated at market value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. The counterparty on all resale agreements at December 31, 2004 was PNC Bank, N.A., a wholly owned subsidiary of PNC.

Depreciation and Amortization—Furniture and equipment are depreciated over their estimated economic lives, generally one to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes—The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

3. FUTURES CONTRACTS

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to hedge against risk positions associated with trading activities as well as for speculative purposes. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties, require security deposits, and require daily payment of variation margins, all of which reduce credit risk. At December 31, 2004, the Company had futures contract commitments to sell U.S. Government obligations of $14.5 million. The fair value of this commitment at December 31, 2004 was approximately $124,800 and is included in other liabilities on the statement of financial condition.

4. **RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

Receivables from and payables to brokers, dealers and clearing organizations arise from the settlement of securities transactions and consist of the following at December 31, 2004 (in thousands):

	Receivables	Payables
Net trade date receivable	$ 6,908	$ -
Fails to receive		999
Other amounts due from/to brokers and dealers	475	140
	$ 7,383	$ 1,139

5. **REGULATORY REQUIREMENTS**

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of approximately $47.4 million, which was approximately $45.9 million in excess of its required net capital of approximately $1.5 million. The Company's net capital ratio was .49 to 1.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2004, qualified securities designated for the exclusive benefit of customers, which are included in U.S. government securities owned, totaled approximately $1.0 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

6. INCOME TAXES

Significant components of the Company's net deferred tax asset, included in other assets on the statement of financial condition, as of December 31, 2004 are as follows (in thousands):

	Federal	State	Total
Deferred revenue	$ 269	$ 77	$ 346
Employee benefits	(59)	(17)	(76)
Deferred compensation	1,076	308	1,384
Other	459	102	561
Net deferred tax asset	$ 1,745	$ 470	$ 2,215

Other temporary differences that give rise to deferred tax assets are other post-employment benefits, state income tax, depreciation, capitalized software, capital stock tax, and general accruals.

7. RELATED PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $1.1 million.

Short-term funding is provided by an affiliate, PNC Funding Corp., through a $100.0 million line of credit, which is due on demand. The lines of credit bear interest at the approximate interest rate equal to PNC Funding Corp.'s fully loaded blended long-term debt rate. At December 31, 2004, the Company had an outstanding balance under the lines of credit of $41.0 million at a rate of 1.48%. The $41.0 million is due on demand to PNC Funding Corp. Borrowings under this line of credit do not qualify as regulatory net capital nor are such amounts included as part of aggregate indebtedness.

The Company has a fixed rate subordinated loan in the amount of approximately $62.7 million with the Parent at a rate of 5.75% with final maturity on October 1, 2009. This loan is included as regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

In addition, the Company has an unsecured revolving variable rate subordinated loan agreement with PNC Funding Corp., which provides a revolving credit line of $100.0 million with final maturity on October 1, 2009. At December 31, 2004, the Company had no outstanding balance under this revolving subordinated loan agreement. Borrowings under this loan qualify as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

During 2004, the Company declared and paid cash dividends in the amount of approximately $4.7 million to the Parent.

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank, N.A.

During the normal course of business, the Company may execute securities transactions with or sell securities under agreements to repurchase to an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Such balances and transactions are listed in the table below as of December 31, 2004 (in thousands):

Assets:	
Securities purchased under agreements to resell	$10,939
Other assets	5,161
Liabilities:	
Securities sold under agreements to repurchase	$11,629
Other liabilities	4,905

8. EMPLOYEE BENEFIT PLANS

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that is based on certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2004, the projected benefit obligation did not exceed the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company accounts for these plans in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2004, allocated Postretirement Benefits, included in other liabilities in the statement of financial condition, totaled approximately $1.3 million. No separate financial obligation data for the Company is available with respect to such plan.

9. LINES OF CREDIT

At December 31, 2004, the Company had a $250.0 million overnight line of credit with an outside financial institution bearing interest at the Effective Federal Funds Rate plus 25 basis points. The rate at December 31, 2004 was 2.22%. There was no outstanding balance at December 31, 2004.

The Company also had an intraday line of credit with the same financial institution bearing interest at a fixed rate of 1%. There was no outstanding balance on this line at December 31, 2004.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include cash and cash equivalents, cash and securities segregated for regulatory purposes or deposited with clearing organizations, repurchase and resale

agreements, receivables, subordinated liability, short-term borrowings, liabilities to customers and brokers and dealers, accrued interest and other liabilities.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. LITIGATION

The Company and some other wholly owned subsidiaries of PNC are defendants (or have potential contractual contribution obligations to other defendants) in several pending lawsuits brought during late 2002 and 2003 arising out of the bankruptcy of Adelphia Communications Corporation. There also are threatened additional proceedings arising out of the same matters. One of the lawsuits is pending in the United States Bankruptcy Court for the Southern District of New York and has been brought on Adelphia's behalf as an adversary proceeding by the unsecured creditors' committee in Adelphia's bankruptcy proceeding. A motion to intervene on behalf of the equity committee is also pending in this case. The other lawsuits (one of which is a putative consolidated class action) have been brought by holders of debt and equity securities of Adelphia and have been consolidated for pretrial purposes in the United Stated District Court for the Southern District of New York. These lawsuits arise out of lending and securities underwriting activities engaged in by these PNC subsidiaries together with other financial services companies. In the aggregate, more than 400 other financial services companies and numerous other companies and individuals have been named as defendants in one or more of the lawsuits.

Collectively, with respect to some or all of the defendants, the lawsuits allege violations of federal securities laws, violations of common law duties, aiding and abetting such violations, voidable preference payments, and fraudulent transfers, among other matters. The lawsuits seek unquantified monetary damages, interest, attorneys' fees and other expenses, and a return of the alleged voidable preference and fraudulent transfer payments, among other remedies. The Company believes that it has substantial defenses to the claims against the Company in these lawsuits and intends to defend them vigorously. These lawsuits are currently in initial stages and present complex issues of law and fact. As a result, the Company is not currently capable of evaluating its exposure, if any, resulting from these lawsuits.

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive

damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's financial position.

13. COMMITMENTS

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. As of December 31, 2004, approximately $877,000 is included in other liabilities on the statement of financial condition related to these indemnifications.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had contractual commitments of $193.5 million relating to underwriting agreements on a when and if-issued basis at December 31, 2004.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company leases certain facilities and various types of equipment under noncancelable leases with remaining terms of less than five years with certain renewal options for like terms. At December 31, 2004, future minimum rentals under these lease agreements aggregated to approximately $731,000. Minimum rentals for the years 2005 through 2006 are approximately $576,000 and $155,000, respectively.

14. RECENT ACCOUNTING PRONOUNCEMENTS

Medicare Reform—In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. PNC believes that benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D and, accordingly, PNC will be entitled to a subsidy.

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-2"). FSP 106-2 requires:

- That the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses, and

- Certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits.

PNC determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS 106. Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The benefit obligation for the postretirement benefit plan was remeasured at December 31, 2004, to reflect the effects of the Act, which resulted in a reduction in the benefit obligation due to the federal subsidy. The Act also affects plan premiums and assumptions, but the effect on benefit obligations was not significant and was not separately measured. See disclosure of the Company's Postretirement Benefits within Footnote 8.

Stock Based Compensation—In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair value. PNC will adopt SFAS 123R effective July 1, 2005 using the modified prospective method of transition. This method requires SFAS 123R to be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. PNC previously adopted the fair value recognition provisions of SFAS 123 on January 2, 2003. The Company does not expect the adoption of SFAS 123R to have a significant impact on their statement of financial condition.

15. SUBSEQUENT EVENT

On February 10, 2005, the Company paid a cash dividend to its Parent in the amount of $2.1 million.

* * * * * *

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL REQUIRED BY SEC RULE 17a-5

February 25, 2005

PNC Capital Markets, Inc.
Pittsburgh, PA

In planning and performing our audit of the financial statements of PNC Capital Markets, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the following practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

